SECURITE



ANN 16022471

PART III

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SEC FILE NUMBER
8-37792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **JOSEPH KOSINSKY, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 SECOND AVENUE
(No. and Street)

NEW YORK	**NY**	**10010-4054**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH KOSINSKY **(212) 532-8898**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 19 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH KOSINSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOSEPH KOSINSKY, INC., as of DECEMBER 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph Kosinsky
Signature

PRESIDENT
Title

9/27/16

Elissa M Casella
Public Notary
My commission expires 7-28-18



ELISSA M CASELLA
Notary Public - State of New York
NO. 01CA6308722
Qualified in Westchester County
My Commission Expires Jul 28, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Kosinsky, Inc.

Financial Statements with Independent Auditors' Report
As of December 31, 2015



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Stockholders
Joseph Kosinsky, Inc.

We have audited the accompanying statement of financial condition of Joseph Kosinsky, Inc. as of December 31, 2015, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Joseph Kosinsky, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Kosinsky, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Joseph Kosinsky, Inc.'s financial statements. The supplemental information is the responsibility of Joseph Kosinsky, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, P.A.

Ohab and Company, PA
Maitland, Florida
September 28, 2016

Joseph Kosinsky, Inc.

Statement of Financial Condition
For the year ended December 31, 2015

Assets

Current assets	
Regular Chase Checking Account and Fidelity Money Market	$ 10,019
Total current assets	10,019
Total assets	10,019

Liabilities and stockholders' equity

Common Stock, no par value, 200 shares authorized, 1 share issued and outstanding	11,000
Additional paid in capital	331,500
Retained earnings	(332,481)
Total stockholders' equity	10,019
Total liabilities and stockholders' equity	$ 10,019

The accompanying notes are an integral part of these statements.

Joseph Kosinsky, Inc.

Statement of Operations
For the year ended December 31, 2015

Revenues	
Investment Company Commissions	$ 39
Interest Income and Fee Refunds	73
Total Revenues	112
Expenses	
Rent - related party	11,893
Office expense – related party	8,225
Telephone - related party	1,211
Other expenses	(398)
Total Expenses	$ 20,931
Net (loss) before income taxes	(20,819)
Provision for income taxes	0
Net (loss)	(20,819)

The accompanying notes are an integral part of these statements.

Joseph Kosinsky, Inc.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2015

1. Balance, beginning of period	**$ 20,838**
A. Net income (loss)	(20,819)
B. Additions (includes non-conforming capital of $ 10,000	10,000
C. Deductions (includes non-conforming capital of $ 0	0
2. Balance, end of period	$ 10,019

The accompanying notes are an integral part of these statements.

Joseph Kosinsky, Inc.

Statement of Cash Flows
For the year ended December 31, 2015

Cash flows from operating activities:	
Net (loss)	$ (20,819)
Adjustments to reconcile net loss to net cash used in operations	
Net Cash used by Operations	(20,819)
Cash flows from financing activities:	
Proceeds from Paid-in Capital	10,000
Net cash provided by financing	10,000
Net increase (decrease) in cash	(10,819)
Summary	
Cash Balance at Beginning of Period	$ 20,838
Cash Balance at End of Period	$ 10,019

Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these statements.

Notes to Financial Statements
as for the year ended December 31, 2015

1. Organization and Nature of Business

Joseph Kosinsky, Inc. (the "Company") was incorporated under the laws of New York State on 07/28/1978. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a line of business as a securities broker-dealer, which is outlined in the membership agreement with FINRA. This agreement comprises several classes of services, including agency transactions and investment advisory services.

Security transactions

Customers' securities transactions, if any, as agreed in the FINRA Membership Agreement that the Company will operate pursuant to (k)(1) exemptive provision of SEC Rule 15c3-3 and clear on a fully disclosed basis. At no time will customer funds and/or securities be held and if any are received they will promptly be forwarded to the clearing agent.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Revenues

are recognized when earned.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years, unless clearly immaterial.

Management reviews its tax positions annually and has determined that there are no uncertain tax positions.

The Company, with the consent of its shareholders, has elected under the IRS Code to be a S corporation. The shareholders are taxed on their proportionate share of the Company's taxability. However, the Company is subject to NYS and NYC corporation taxes as required by Statement of Financial Accounting Standards No. 109.

The Company's income tax returns for the years ended December 31, 2013, 2014 and 2015 for both Federal, State and City of New York remain open for examination.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments carried at cost, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

Accounting Policies

Financial instruments, if any, used for trading purposes are carried at fair value or. If market prices are not readily available, estimated fair value.

Principal Transactions

The Company did not participate in principal transactions during the year ended December 31, 2015.

Fair Value of Financial Instruments

The financial instruments, if any, of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no equity securities at December 31, 2015.

Concentrations of Credit Risk

The Company is not engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, and other financial institutions. view, as necessary, the credit standing of each counter party.

4. Income Taxes and Deferred Taxes

The Company incurred $25.00 NYS and $25.00 NYC minimum corporation tax for the year ended December 31, 2015. The Company's effective tax rate is approximately less than 10%. Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the company and recognize a tax liability (or asset) if the company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service.
Management has analyzed the tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The company is subject to routine audits by taxing jurisdictions: however, there are currently no audits for any tax periods in progress.

5.Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital equals 0 to 1, both defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $10,019, which was $ 5,019 in excess of its required net capital of $5,000. The Company's net capital ratio was $10,019 to $5,000 equals 200.38 %.

6. Related Party Transactions

The Company's office space that is used is the space owned by Joseph Kosinsky who is the shareholder of this cooperative space. In addition to office space, telephone equipment, computer equipment, and office equipment of Joseph Kosinsky who is the sole shareholder of Joseph Kosinsky, Inc. Various items of office furniture and equipment are also used by the Company without charge. The related party transactions are reported in the Statement of Operations as Office Expense $ 8,225, Rent $ 11,893 and Telephone Expense of $ 1,211.

7. Commitments and Contingencies

The Company has no commitments or contingencies.

8. Subsequent Events

No events have occurred through September 28, 2016 which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended December 31, 2015. A contract has been signed on September 19, 2016 for the sale of all of the equity contingent on FINRA approval.

Joseph Kosinsky, Inc.

Schedule I

Computation of net capital under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2015

Net Capital

Total stockholder's equity	$	10,019
Net Capital		10,019
Minimum net capital requirement	$	5,000
Excess Net Capital	$	5,019

There are no material differences between the proceeding computations and the Company's corresponding Unaudited Part II of Form X-17A-5 as of December 31, 2015



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Joseph Kosinsky, Inc.

We have reviewed management's statements, included in the accompanying Joseph Kosinsky, Inc. Exemption Report, in which (1),Joseph Kosinsky, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Joseph Kosinsky, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) (1) (the "exemption provisions") and (2) Joseph Kosinsky , Inc. stated that Joseph Kosinsky, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Joseph Kosinsky, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joseph Kosinsky, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company PA

Ohab and Company, PA
Maitland, Florida
September 28, 2016

[Type here]

September 26, 2016

Joseph Kosinsky, Inc.

400 Second Ave.

NY, NY 10010

Joseph Kosinsky, Inc. Exemption Report

Joseph Kosinsky, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1)
(2) The company met the identified exemptive provisions and 17 C.F.R. §240.15c3-3 (k)(1) throughout the most recent of fiscal year without exception.

I, Joseph Kosinsky, affirm that to the best of my knowledge and believe this Exemption Report is true and correct.

By: 

X

Joseph Kosinskv
President



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM MEMBERSHIP IN SIPC

To the Stockholders
Joseph Kosinsky, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and the SIPC Series 600 Rules, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Joseph Kosinsky, Inc. for the year ended December 31, 2015 and filed with the Securities Investor Protection Corporation ("SIPC") on January 1, 2016. This procedure was performed solely to assist you and the other specified parties in evaluating the Corporations compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2015, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2015 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4) and the SIPC Series 600 Rules, and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Joseph Kosinsky, Inc. taken as a whole.

Ohab and Company, PA

Maitland, Florida
September 28, 2016

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☑ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Joseph Kosinsky, Pres 1/1/16
Authorized Signature/Title Date

SIPC-3 2016

8-

8-037792 FINRA DEC 6/22/1987
JOSEPH KOSINSKY INC
400 SECOND AVE STE 20B
NEW YORK, NY 10010

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3

FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☑ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.